SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        =================================
                             COMMISSION FILE NUMBER
                                  033-80270-NY
                        =================================

                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                   [_] Form N-SAR

      For Period Ended: March 31, 2003

      [_] Transition Report on Form 10-K

      [_] Transition Report on Form 20-F

      [_] Transition Report on Form 11-K

      [_] Transition Report on Form 10-Q

      [_] Transition Report on Form N-SAR

      For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         --------------------------------------------------------------


PART I -- REGISTRANT INFORMATION


Cross Media Marketing Corporation
-----------------------------------------------------------------------------
Full Name of Registrant


-----------------------------------------------------------------------------
Former Name If Applicable


461 Fifth Avenue, 19th Floor
-----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


New York, New York 10017
-----------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]    (b)   The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)   The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Registrant has been involved in restructuring activities that have taken time and resources that ordinarily would have been used to prepare the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2003. As a result, the Registrant has been unable, without unreasonable effort or expense, to complete its Form 10-Q on or before the date on which it is required to be filed.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Chet Borgida                 (212)             457-1200
---------------------------------------------------------------------------
        (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment.

===============================================================================


                        Cross Media Marketing Corporation
 -----------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2003                        By: /s/ Chet Borgida
                                          -----------------------------------
                                          Chet Borgida
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12b-25
                                       OF
                        CROSS MEDIA MARKETING CORPORATION
                                 WITH RESPECT TO
               ITS FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2003


      The Registrant estimates that its results of operations for the quarter ended March 31, 2003, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the quarter ended March 31, 2003, will be significantly lower than for the corresponding period in the prior year.

      For the quarter ended March 31, 2002, revenues were approximately $44,001,000, income from operations was approximately $2,806,000, and net income was approximately $1,095,000.